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June 27, 2017 VIA EDGAR Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: John Reynolds	FIRM / AFFILIATE OFFICES
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Re:

Responses to Comments on the Schedule 13E-3 filed on May 22, 2017 by Alliance HealthCare Services, Inc., Tahoe Investment Group Co., Ltd., THAIHOT Investment (Hong Kong) Company Limited, THAIHOT Investment Company US Limited, Alliance Healthcare Services Merger Sub Limited, and Qisen Huang (File No. 005-39485) and the Preliminary Proxy Statement on Schedule 14A filed on May 22, 2017 by Alliance HealthCare Services, Inc. (File No. 0001-16609).

Dear Mr. Reynolds:

This letter responds to the letter, dated June 16, 2017, to Richard W. Johns, Esq., Chief Legal Officer of Alliance HealthCare Services, Inc. (“Alliance”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Schedule 13E-3 filed with the Commission on May 22, 2017 and the preliminary proxy statement on Schedule 14A (the “Proxy Statement”) filed with the Commission on May 22, 2017. Alliance is delivering with this letter five courtesy copies of each of Amendment No. 1 to the Schedule 13E-3 (the “Amended Schedule 13E-3”) and Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”), each filed on the date hereof, in each case marked to show revisions made in response to the Staff’s comments. For your convenience, we have reproduced the Staff’s comments below and have provided a response below each comment. Capitalized terms used in this letter and not otherwise herein defined have the meanings assigned to such terms in Amended Schedule 13E-3 and Amended Proxy Statement, as applicable.

Schedule 13E-3

Item 3. Identity and Background of Filing Person, page

1.	Please include the business telephone number for each filing person. See Item 1003(a) of Regulation M-A.

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We respectfully advise the Staff that the business telephone number for each filing person is included in the “The Parties to the Merger” section of the Amended Proxy Statement, which is incorporated by reference into Item 3 of the Amended Schedule 13E-3. In addition, in response to the Staff’s comment, the Amended Schedule 13E-3 cover page has been revised.

Preliminary Proxy Statement on Schedule 14A

Cover Page

2.	Please revise the cover page and form of proxy to clearly identify each as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

In response to the Staff’s comment, the cover page of the Amended Proxy Statement and form of proxy card has been marked “Preliminary Copy – Subject to Completion”.

Summary Term Sheet

3.

Revise this section and the section entitled “Questions and Answers…” to shorten them significantly. See Item 1001 of Regulation M-A. Also, move the section on forward-looking statements elsewhere, as the Special Factors must immediately follow the summary term sheet.

In response to the Staff’s comment, the “Summary Term Sheet” and “Questions and Answers” sections of the Amended Proxy Statement have been revised. Please refer to pages 1 to 13 of the Amended Proxy Statement.

In response to the Staff’s comment, the Amended Proxy Statement has also been revised to relocate the “Cautionary Statement Concerning Forward-Looking Information” after the “Special Factors” section of the Amended Proxy Statement.

Special Factors

Background of the Merger, page 20

4.	Revise the second paragraph to disclose the name of the seller in the 2016 Acquisition to THAIHOT.

In response to the Staff’s comment, page 14 of the Amended Proxy Statement has been revised to add the following disclosure:

“On March 29, 2016, THAIHOT, a wholly-owned indirect subsidiary of Tahoe (formerly known as Fujian Thai Hot Investment Co., Ltd.), completed its purchase of 5,537,945 shares of Common Stock from funds managed by Oaktree Capital

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Management, L.P. (OCM Principal Opportunities Fund IV, L.P. and Alliance-Oaktree Co-Investors, LLC) and MTS Health Investors, LLC, (MTS Health Investors II, L.P., Alliance-MTS Co-Investors I, LLC and Alliance-MTS Co-Investors II, LLC) and Larry C. Buckelew for approximately $102.5 million (the “2016 Acquisition”).”

5.

We note that Mr. Huang filed a Schedule 13D in connection with the 2016 Acquisition. That filing included disclosure that the Reporting Persons were not contemplating any plans or proposals for an extraordinary transaction. Tell us why Mr. Huang did not file an amendment to his Schedule 13D promptly after November 9, 2016 when a Tahoe representative indicated an interest in exploring the acquisition of the Minority Interest.

Mr. Huang has advised the Company that prior to submitting a preliminary proposal to the Company on December 8, 2016, Mr. Huang had not formulated any plans or proposals to engage in any of the transactions enumerated in Item 4(a)-(j) of Schedule 13D as evidenced by the fact that (i) as disclosed on pages 15 to 18 of the Amended Proxy Statement, the discussions between the Tahoe representative and the Board were merely exploratory and hypothetical in nature, (ii) Mr. Huang and other members of the Purchaser Group were contractually prohibited from acquiring additional shares of Alliance’s Common Stock, for a period of three years, without the prior consent of a majority of the unaffiliated directors of Alliance pursuant to the Governance, Voting and Standstill Agreement dated March 29, 2016 by and between Tahoe and Alliance, and (iii) unless the unaffiliated directors of Alliance granted a waiver of the relevant provisions of the Governance, Voting and Standstill Agreement, the Purchaser Group would not submit the preliminary proposal to the Company. Therefore, Mr. Huang is of the view that, prior to December 8, 2016, there had been no significant steps that demonstrated a specific plan or proposal that had been adopted. Accordingly no material change occurred that would trigger Mr. Huang’s obligation to amend the disclosure in the existing Schedule 13D.

6.

Refer to the disclosure on pages 29 and 31 regarding the meetings held on February 10, 2017 and March 9, 2017, at each of which Lazard provided a preliminary valuation analysis. Each presentation, discussion, or report held with or presented by an outside party, such as Lazard, that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Please revise to summarize the referenced presentations made by Lazard and file each as an exhibit to the Schedule 13E-3, as required by Item 1016(c) of Regulation M-A.

We respectfully submit that no written reports, whether preliminary or final, were disseminated by Lazard prior to or at the meetings held on February 10, 2017 and March 9, 2017. We have revised the Amended Proxy Statement on pages 22, 23 and

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25 to summarize in reasonable detail the extent of the discussion surrounding the Lazard preliminary valuation analysis on those dates.

Each presentation made by Lazard to the Special Committee has been previously filed as an exhibit to the Amended Schedule 13E-3, as required by Item 1016(c) of Regulation M-A.

Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger, page 33

7.

Please address how any filing person relying on the Lazard opinion was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addressed fairness with respect to holders of your shares other than the excluded holders rather than all security holders unaffiliated with the company.

In response to the Staff’s comment, the disclosure has been amended. Please refer to the updated disclosure on page 29 of the Amended Proxy Statement.

8.

Your definition of unaffiliated stockholders on page 1 and elsewhere includes within it affiliates: for example, all of your officers and directors. Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A.

In response to the Staff’s comments, the Amended Proxy Statement has been revised on page 1 and throughout the filing.

9.	Please revise the last paragraph on page 38 to explain why you believe that the company’s liquidation value is less than its going concern value.

In response to the Staff’s comment, the Amended Proxy Statement has been revised on page 32.

Opinion of Financial Advisor to the Special Committee

Miscellaneous, page 43

10.	Please revise to provide a description of any material relationship with Lazard in the past two years, as required by Item 1015(b)(4) of Regulation M-A.

In response to the Staff’s comment, the Amended Proxy Statement has been revised on page 37.

Position of the Purchaser Group as to Fairness of the Merger, page 44

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11.

Refer to the disclosure on page 47 that the Purchaser Group Members did not seek to establish a pre-merger going concern value for the Shares. It is unclear why the post- merger capital structure of the company is relevant in determining a pre-merger going concern value. Please revise.

In response to the Staff’s comment, the Amended Proxy Statement has been revised. Please refer to page 41.

12.

Note that to the extent the Purchaser Group’s discussion and analysis does not address each of the factors listed Instruction 2 to Item 1014 of Regulation M-A, the Purchaser Group must discuss any unaddressed factors in reasonable detail or explain in detail why the factors were not deemed material or relevant. Specifically, we note that the recommendation and analysis of the Purchaser Group does not appear to address the factor described in clause (vi) of Instruction 2 to Item 1014 or explain in detail why such factor was not deemed material or relevant.

In response to the Staff’s comment, the Amended Proxy Statement has been revised. Please refer to page 41.

13.

We note the statement on page 47 that the summary “is believed by the Purchaser Group to include all material factors considered by it.” What prevents the filing persons from making an unqualified statement relating to the disclosure of all materials factors so considered? Please revise.

In response to the Staff’s comment, the Amended Proxy Statement has been revised. Please refer to page 42.

Projected Financial Information, page 50

14.	Please disclose the full set of Special Committee Forecasts made available to Lazard instead of a summary as you indicate on page 50.

In response to the Staff’s comment, the full set of Special Committee Forecasts has been included on page 50 of the Amended Proxy Statement and the references to summary form have been removed in the “Special Factors – Projected Financial Information” section of the Amended Proxy Statement.

15.

We note the statement on page 51 that “no person has made or makes any representation to any stockholder regarding the information included in these financial projections or forecasts.” Please remove this statement.

In response to the Staff’s comment, the Amended Proxy Statement has been revised to remove the above referenced statement.

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Interests of Alliance’s Directors and Executive Officers in the Merger, 60

Treatment of Alliance Equity Awards in the Merger, page 60

16.	Disclose the proceeds to be received by each director and officer for their ordinary shares, options and restricted units.

In response to the Staff’s comment, the Amended Proxy Statement has been revised on page 55.

17.	Please revise the discussion of the severance agreements on page 61 to include a cross reference to the Golden Parachute Compensation section on page 95.

In response to the Staff’s comment, the Amended Proxy Statement has been revised on page 56.

Historical Selected Consolidated Financial information, page 145

18.	Please provide the pro-forma data as set forth in paragraphs (b) and (c)(6) of Item 1010 of Regulation M-A or tell us why you believe such information is not material.

Paragraphs (b) and (c)(6) of Item 1010 of Regulation M-A require the filing persons to furnish certain pro forma information disclosing the effect of the transaction if material. The Company respectfully submits that in an all cash transaction, where the unaffiliated stockholders of the Company will have no continuing interest in the surviving corporation after the consummation of the merger, the capital structure of the surviving corporation assuming consummation of the merger as would be reflected in such pro forma financial information is not material to an investment decision to vote in favor of or against the adoption of the merger agreement. Accordingly, the information required by paragraphs (b) and (c)(6) of Item 1010 of Regulation M-A has not been presented.

Where You Can Find Additional Information, page 151

19.

We note the paragraph preceding the company filings in this section. Note that neither Schedule 13E-3 nor Schedule 14A specifically permit general “forward incorporation” of documents to be filed in the future. Rather, you must specifically amend your document to specifically list any such filings. Please revise.

In response to the Staff’s comment, page 146 of the Amended Proxy Statement has been revised to remove the reference to “forward incorporation” of documents to be filed in the future.

         June 27, 2017

If you have additional questions or require any additional information with respect to the Amended Schedule 13E-3, the Amended Proxy Statement or this letter, please do not hesitate to contact me at charles.ruck@lw.com or (714)755-8245.

Sincerely,

/s/ Charles K. Ruck

Charles K. Ruck, Esq. of LATHAM & WATKINS LLP

cc:	Richard W. Johns, Esq.
Joshua M. Dubofsky, Esq. Mark D. Peterson, Esq. John C. Raney, Esq. Peter X. Huang, Esq.